UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q2’24 Earnings Results

I. Performance in Q2 2024 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q2 23	Q1 24	Q2 24	QoQ	YoY
Quarterly Results
Revenues	4,739	5,253	6,708	28%	42%
Operating Income	-881	-469	-94	Deficit decreased	Deficit decreased
Income before Tax	-877	-989	-433	Deficit decreased	Deficit decreased
Net Income	-699	-761	-471	Deficit decreased	Deficit decreased

II. IR Event of Q2 2024 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q2’24 Earnings Results of LG Display

4. Date & Time: 02:00PM on July 25, 2024 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Jungseob Oh, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q2’24 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Second Quarter 2024 Results

SEOUL, Korea (Jul. 25, 2024) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2024.

• Revenues in the second quarter of 2024 increased by 28% to KRW 6,708 billion from KRW 5,253 billion in the first quarter of 2024 and rose by 42% from KRW 4,739 billion in the second quarter of 2023.

• Operating loss in the second quarter of 2024 was KRW 94 billion. This compares with the operating loss of KRW 469 billion in the first quarter of 2024 and with the operating loss of KRW 881 billion in the second quarter of 2023.

• EBITDA profit in the second quarter of 2024 was KRW 1,287 billion, compared with EBITDA profit of
KRW 810 billion in the first quarter of 2024 and with EBITDA profit of KRW 130 billion in the second quarter of 2023.

• Net loss in the second quarter of 2024 was KRW 471 billion, compared with the net loss of KRW 761 billion in the first quarter of 2024 and with the net loss of KRW 699 billion in the second quarter of 2023.

LG Display recorded KRW 6.708 trillion in revenues and KRW 94 billion in operating loss in the second quarter of 2024.

Revenues increased 28% quarter-on-quarter and 42% year-on-year, growing in all areas of its business, including TV, IT, mobile, and automotive displays. In particular, the proportion of OLED products rose by 10%p year-on-year to make up 52% of revenues.

Profitability improved significantly through the achievement of an advanced business structure, including the start of full-scale mass production of OLED panels for IT products, the expansion of large-sized OLED panel production, and the impact of favorable exchange rates.

Panels for TVs accounted for 24% of revenues in thesecond quarter. Panels for IT devices, including monitors, laptops, and tablet PCs, accounted for 44%, while panels for mobiles and other devices accounted for 23%, and panels for automobiles accounted for 9%.

LG Display plans to focus its capabilities on securing a stable profit structure and create differentiated customer value by continuing to advance its business structure in order to strengthen its OLED-oriented business competitiveness and expand the proportion of its high value-added products, as well as increasing the company’s responsiveness to market conditions through operational efficiency.

Regarding its large-sized OLED business, LG Display is aiming to further strengthen its position in the premium TV market by expanding its differentiated and high-end product lineups based on close collaboration with customers as well as securing profitability through product competitiveness and cost innovation.

In the small- and mid-sized OLED business, the company plans to increase its share in the high-end market by expanding panel shipments compared to the previous year based on the active utilization of its enhanced capability and capacity to produce OLED panels for mobile devices. In regard to OLED panels for IT devices, it has started stable mass production and smooth shipments of Tandem OLED for IT products, which feature excellent durability and performance including long life, high luminance, and low power consumption.

As for the automotive display business, LG Display seeks to strengthen its position as the world's leading player in the market by continuously expanding its orders and customer base. The company is aiming to achieve this by using its differentiated products and technologies such as Tandem technology-based P-OLED, Advanced Thin OLED (ATO), and high-end LTPS LCDs, as well as leveraging solid customer relationships.

Regarding its LCD business for IT products, the company will continue to enhance profitability by focusing on high-end products such as those featuring low power consumption along with differentiated design and picture quality.

"We are improving our performance and solidifying our financial stability year-on-year through the advancement of our business structure, cost structure improvement, cost innovation, and operational optimization activities," said Sung-hyun Kim, CFO and Executive Vice President of LG Display. Kim added, "Although we expect ongoing uncertainty and volatility in the market and external environment in the second half of the year, we will continue to expand our business structure advancement and to improve our performance through operational efficiency."

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on July 25th, 2024 starting at 14:00 PM Korea Standard Time (KST) to announce the Second quarter of 2024 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2024Q2_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 69,656 employees operating worldwide. For more news and information about LG Display, please visit

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Suk Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Joo Yeon Jennifer Ha, Manager, Communication Team

Email: hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 25, 2024 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division